Exhibit 4
UBS INVESTMENT BANK
STRICTLY PRIVATE AND CONFIDENTIAL
1 March 2007
To:   Enel Energy Europe Srl

Dear Sir/Madam
Share swap transaction — Endesa S.A. Shares
Please sign and return a copy of this letter agreement by way of acceptance of its terms.
You have informed us that, apart from the share swap transaction you have entered with UBS Limited (“UBS”) you have entered into similar transactions with one or more other banks (all such transactions, including the transaction with UBS “Transactions”). The Transactions have shares of Endesa S.A. (the “Shares”) as underlying.
In consideration of UBS’s structuring and arranging services being used to structure and arrange the Transactions, you have agreed to pay to UBS a structuring fee of:
1.	For the first 105,875,210 Shares, an amount equal to 13.5 basis points multiplied by the total number of Shares underlying the Transactions multiplied by the average initial price (across all Transactions); and

2.	For Shares in excess of 105,875,210 Shares, an amount equal to 12.5 basis points multiplied by the total number of such Shares underlying the Transactions multiplied by the average initial price (across all Transactions).
The proportion of the fee attributable to each individual transaction is to be paid no later than 3 business days after the trade date for each transaction. These fees will be paid by Enel Energy Europe Srl, or the payment of these fees will be procured by Enel Energy Europe Srl.
This agreement is governed by English law.

Yours faithfully

/s/ Piero Novelli Managing Director
UBS LIMITED
Accepted and agreement for and on behalf of Enel Energy Europe Srl

/s/ Claudio Machetti
Name: Claudio Machetti	Name:
Title: Director	Title: